UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2012

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: April 12, 2012	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer

UR-ENERGY INC.

10758 West Centennial Road, Suite 200

Littleton, Colorado 80127 USA

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of Ur-Energy Inc. (the “Corporation”) will be held at the Hampton Inn & Suites, 3095 West County Line Road, Littleton, Colorado 80129 on Thursday, May 10, 2012 commencing at 1:00 p.m. (MDT) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2011, together with the report of the auditor thereon;
2.	to elect directors;
3.	to re-appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix the remuneration of the auditor;
4.	to reconfirm the Successor Shareholder Rights Plan; and
5.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this notice are the management proxy circular, containing details of the matters to be dealt with at the Meeting, and a form of proxy. If you have requested a copy of the audited consolidated financial statements of the Corporation for the year ended December 31, 2011, and management’s discussion and analysis thereon, they have been mailed separately to you.

Shareholders who are unable to attend the Meeting in person are requested to complete and sign the accompanying form of proxy and return it by mail or by Internet. To be effective, proxies must be received by the Corporation’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, or by Internet (www.investorvote.com) or by telephone at 1-866-732-8683 prior to 5:00 p.m. (MDT) on Tuesday, May 8, 2012 or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to when any adjournment thereof is to be held, or may be deposited with the Chair of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof.

DATED at Littleton, Colorado, this 5th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Penne A. Goplerud
Corporate Secretary

UR-ENERGY INC.

10758 West Centennial Road, Suite 200

Littleton, Colorado 80127 USA

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation by the management of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) of proxies for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the Hampton Inn & Suites, 3095 West County Line Road, Littleton, Colorado 80129 on Thursday, May 10, 2012 commencing at 1:00 p.m. (MDT), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting (the “Notice”). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation. The information contained herein is given as at April 5, 2012, unless otherwise indicated.

All dollar amounts in this Circular are in Canadian dollars, except where indicated otherwise. References to “$” are to Canadian dollars and reference to “US$” are to United States dollars. On April 5, 2012, the noon exchange rate of Canadian currency in exchange for United States currency, as reported by the Bank of Canada, was CDN$1.00 = US$1.0073.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

There are two methods by which registered shareholders (“Registered Shareholders”), whose names are shown on the books or records of the Corporation as owning common shares (“Common Shares”), can vote their Common Shares at the Meeting: in person at the Meeting or by proxy. Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the shares will be voted accordingly.

A Registered Shareholder may vote by proxy by using one of the following methods: (i) the paper form of proxy to be returned by mail or delivery; (ii) by Internet; or (iii) by telephone. The methods of using each of these procedures are as follows:

Voting by Mail. A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with Computershare Investor Services Inc. (the “Transfer Agent”) using the envelope provided or by mailing it to Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or to the Corporate Secretary of the Corporation at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 for receipt no later than 5:00 p.m. (MDT) on Tuesday, May 8, 2012, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Internet. A Registered Shareholder may vote by Internet by accessing the following website: www.investorvote.com. When you log on to the site you will be required to input a control number as instructed on the logon page. Please see additional information enclosed with the Circular on the form of proxy. Registered Shareholders may vote by Internet up to 5:00 p.m. (MDT) on Tuesday, May 8, 2012, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by Telephone. A Registered Shareholder may vote by telephone by calling the toll free number 1-866-732-8683 from a touch tone phone. When you telephone you will be required to input a control number as instructed on the form of proxy. Please see additional information enclosed with the Circular on the form of proxy. Registered Shareholders may vote by telephone up to 5:00 p.m. (MDT) on Tuesday, May 8, 2012, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Voting by mail or the Internet is the only method by which a Registered Shareholder may choose an appointee other than the Management appointees named on the proxy and must be completed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney.

Non-Registered Shareholders (Beneficial Owners)

In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered Shareholders of Common Shares. Only Registered Shareholders of Common Shares, or the person they appoint as their proxy, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Shareholder” or “Beneficial Owner”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency such as CDS&Co. (the registration name for CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

Common Shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Common Shares. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”), and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy (collectively, the “Meeting Materials”) to all NOBOs directly through the Transfer Agent. Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing agencies and Intermediaries, who often use a service company (such as Broadridge Financial Solutions, Inc. (“Broadridge”)) to forward meeting materials to Non-Registered Shareholders. The Corporation is mailing, separately, the management's discussion and analysis of financial condition and results of operations and audited consolidated financial statements for the fiscal year ended December 31, 2011 only to those shareholders who requested such a mailing.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners

Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will usually receive a voting instruction form (“VIF”) from Broadridge in lieu of the form of proxy from the Corporation. The VIF will name the same person as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of Ur-Energy) other than persons designated in the VIF, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the VIF. You are asked to complete and return the VIF to Broadridge by mail or facsimile. Alternatively, you can call Broadridge’s toll free telephone number or access Broadridge’s Internet website to vote your Common Shares. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it cannot be used as a proxy to vote Common Shares directly at the Meeting as the VIF must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such Common Shares.

Non-Objecting Beneficial Owners

NOBOs can expect to receive the Meeting Materials with a VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent by mail or by following the instructions contained on the VIF for telephone or Internet voting. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received. If you receive a VIF from the Transfer Agent, it cannot be used as a proxy to vote Common Shares directly at the Meeting as the VIF must be returned to Transfer Agent well in advance of the Meeting in order to have the Common Shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such Common Shares.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Should a Non-Registered Shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and Broadridge or other service company, or the Transfer Agent, as the case may be.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the head office of the Corporation with the Corporate Secretary at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting, prior to its commencement, on the day of the Meeting, or at any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

A Non-Registered Shareholder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING AND DISCRETION OF PROXIES

On any ballot that may be called for, the shares represented by proxies in favor of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote FOR the election of management’s nominees as directors; FOR the re-appointment of PricewaterhouseCoopers LLP as auditor and the authorization of the directors to fix the remuneration of the auditor; FOR the Successor Shareholder Rights Plan Resolution; and in accordance with management’s recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may properly come before the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As at April 5, 2012, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, of which 121,062,734 Common Shares were issued and outstanding, and an unlimited number of Class A Preference Shares, issuable in series, of which none has been issued. A holder of record of Common Shares as at the close of business on April 5, 2012 (the “Record Date”) is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the Canada Business Corporations Act, the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list at the close of business on the Record Date will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting.

As at April 5, 2012, to the knowledge of the directors and executive officers of the Corporation, the following persons beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares:

		Percentage of Issued and
	Number of Common Shares of	Outstanding Common Shares of
Name of Holder	the Corporation	the Corporation
BlackRock, Inc.(1)	20,251,784	16.73%

(1) BlackRock, Inc. filed a Form 13G/A dated January 10, 2012 with the U.S. Securities and Exchange Commission in behalf of its investment advisory subsidiaries: BlackRock Asset Management U.K. Limited, and BlackRock (Luxembourg) S.A., indicating holdings of 18,251,784 Common Shares of the Corporation. Subsequently, in February 2012, BlackRock, Inc., through one of its investment advisory subsidiaries, subscribed for 2,000,000 Common Shares of the Corporation issued under a private placement offering.  Following the offering, BlackRock holds approximately 20,251,784 Common Shares, or approximately 16.73% of the issued and outstanding Common Shares, of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board of directors of the Corporation (the “Board of Directors”) shall consist of a minimum of one and a maximum of ten directors, the number of which is currently fixed at six.

The following table lists certain information concerning the nominees for election as directors of the Corporation. The information as to principal occupations and the number of Common Shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of April 5, 2012.

			Common Shares
		Period(s) of	Beneficially Owned or
	Position with Corporation and Principal	Service as a	Subject to Control or
Name	Occupation Within the Past Five Years	Director	Direction
Jeffrey T. Klenda	Chair and Executive Director	August 2004 –	1,576,147
Golden, Colorado]		present

Wayne W. Heili(5)	President, Chief Executive Officer and Director	May 2011 –	52,795
Casper, Wyoming		present

W. William Boberg (5)	Director, Former President and Chief	January 2006 –	590,621
Morrison, Colorado	Executive Officer	present

James M. Franklin (1)(2)(3)(5)	Director, Consulting Geologist/Adjunct Professor of Geology Queen’s University,	March 2004 – present	455,011
Ottawa, Ontario	Laurentian University and University of Ottawa

Paul Macdonell (1)(2)(3)(4)(6)	Director	March 2004 –	95,011
Mississauga, Ontario	Senior Mediator, Government of Canada	present

Thomas Parker (1)(2)(3)(4)(5)	Director	July 2007 -	24,011
Kalispell, Montana	Mining Company Executive	present

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Treasury & Investment Committee.
(5)	Member of the Technical Committee.
(6)	Mr. Macdonell is a former director of Wedge Energy International Inc. (“Wedge”). Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007 for the late filing of Wedge’s financial statements for the period ended March 31, 2007. The Order was lifted by the OSC on August 14, 2007.

Jeffrey T. Klenda, 55, B.A.	Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to founding the Corporation in 2004, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices. In 1986, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In 1998, Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization. He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Over the last 30 years, Mr. Klenda has acted as an officer and/or director for numerous publicly traded companies. Mr. Klenda co-founded Ur-Energy in 2004. Mr. Klenda has served as the Chair of the Board of Directors and Executive Director of the Corporation since 2006.

Wayne W. Heili, 46, B.Sc.	President, Chief Executive Officer and Director

Mr. Heili is the Corporation’s President and Chief Executive Officer, and is a director (since May 2011).  Prior to being named Ur-Energy’s President and CEO, Mr. Heili served as the Vice President, Mining & Engineering to the Corporation, and briefly as President and Chief Operating Officer.  His career spans more than 20 years in which he has provided engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Since then, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and in situ recovery uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing.

W. William (Bill) Boberg, 72, M.Sc., P Geo	Director

Mr. Boberg served as the Corporation’s Chief Executive Officer from January 2006 until July 31, 2011. He also served as President of the Corporation from January 2006 until May 16, 2011. Mr. Boberg has served as a director of the Corporation since January 2006. Mr. Boberg was the Corporation’s senior U.S. geologist and Vice President U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation, he was a consulting geologist having over 40 years’ experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in western North America, South America and Africa. Mr. Boberg has worked for Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists. Mr. Boberg has over 20 years of experience exploring for uranium in the continental U.S. He discovered the Moore Ranch Uranium Deposit, the Ruby Ranch Uranium Deposit as well as several smaller deposits in Wyoming’s Powder River Basin. He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado. He is a registered Wyoming Professional Geologist and fellow of the Society of Economic Geologists. He is a member of the Society for Mining, Metallurgy & Exploration Inc., American Institute of Professional Geologists (for which he is a Certified Professional Geologist), the Denver Regional Exploration Society and the American Association of Petroleum Geologists. Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 69, Ph. D., FRSC, P. Geo	Director & Chair of the Technical Committee

Dr. Franklin has over 40 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003) and of Nuinsco Resources Ltd. (since December 2010).

Paul Macdonell, 59, Diploma Public Admin.	Director, Chair of Compensation Committee &
Chair of Corporate Governance and Nominating Committee

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995. Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations).

Thomas Parker, 69, M.Sc., P.E.	Director, Chair of Audit Committee &
Chair of Treasury & Investment Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 47 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker was President and CEO of U.S. Silver Corporation until February 2012 and remains a Director.  Prior to that, Mr. Parker was President and CEO of Gold Crest Mines, Inc., before which  he was the President and CEO of High Plains Uranium, Inc. a junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also served for 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions including with Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience working in Niger, France and Venezuela.

Management of the Corporation does not anticipate that any of the nominees for election as directors will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

Corporate Cease Trade Orders or Bankruptcies

Except as noted under “Election of Directors,” none of the directors or officers of the Corporation is, or has been within the ten years before the date of this Circular, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian or U.S. securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that company.

Penalties or Sanctions

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian or U.S. securities legislation or by a Canadian or U.S. securities regulatory authority or has entered into a settlement agreement with a Canadian or U.S. securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or officers of the Corporation has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

Appointment of Auditors

At the Meeting, it is proposed to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders with their remuneration to be fixed by the Board of Directors. PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004.

The fees accrued for audit and audit-related services performed by PricewaterhouseCoopers LLP in relation to the Corporation’s financial years ended December 31, 2011 and 2010 were as follows:

		Audit related		All
Years ending	Audit fees (1)	fees (2)	Tax fees (3)	other fees(4)
December 31, 2011	$140,000	$75 000	-	$3,500
December 31, 2010	$90,000	$51,000	$1,379	-

(1)	Audit fees consisted of audit services, reporting on internal control over financial reporting and review of documents filed with the securities regulators.
(2)	Audit related fees were for services in connection with quarterly reviews of the consolidated financial statements and work in connection with the Corporation’s securities filings as required by the Canadian and United States securities regulators.
(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	Other fees were for other consulting services provided to the Corporation.

All services reflected in the preceding table for 2011 and 2010 were pre-approved in accordance with the policy of the Audit Committee of the Board of Directors. The increase in audit fees for 2011 was the result of the initial attestation requirement under Sarbanes-Oxley. The Audit Committee has determined that the provision by PricewaterhouseCoopers LLP of the non-audit services referred to above, and the aggregate fees billed in respect of those services, is consistent with the maintenance of that firm’s independence.

Approval of the Successor Shareholder Rights Plan Resolution

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve a resolution (the “Successor Shareholders Rights Plan Resolution”), the full text of which is reproduced as Schedule A to this Circular, to reconfirm and approve the Successor Shareholder Rights Plan Agreement dated as of January 1, 2010, between the Corporation and Computershare Investor Services Inc. (originally dated November 7, 2008 as between the Corporation and Equity Transfer & Trust Company) (the “Rights Plan”). The Board of Directors wishes to reconfirm the Rights Plan, which was previously ratified, confirmed and approved at a meeting of shareholders of the Corporation in April 2009. A summary of the Rights Plan is provided at Schedule B to this Circular. The full text of the Rights Plan is available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml and is incorporated by reference into this Circular. No modifications are proposed to be made to the Rights Plan.

Many public companies in Canada have shareholder rights plans in effect. While securities legislation in Canada requires a take-over bid to be open for at least 35 days, the Board of Directors is concerned that this is too short a time if the Corporation is subject to unsolicited take-over bids to be able to respond to and ensure that shareholders are offered full and fair value for their shares. The Rights Plan is designed to give the Corporation and its shareholders sufficient time to evaluate any unsolicited take-over bid and, if appropriate, to seek out alternatives to maximize shareholder value. The Board of Directors is also concerned that current Canadian take-over bid rules permit a person or company to obtain control or effective control of the Corporation without treating all shareholders equally. The Rights Plan is not intended to prevent a take-over bid or deter offers for shares. It is designed to encourage any bidder to provide shareholders with equal treatment and full and fair value for their shares. The Rights Plan is also not intended to secure the continuance in office of the existing members of the Board of Directors or management, or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of shareholders.

The Rights Plan came into effect on its approval by the Board of Directors on November 7, 2008. The Board of Directors believes that the Rights Plan is and continues to be in the best interests of the Corporation and its shareholders. The Rights Plan was not adopted by the Board, nor is it being renewed, in response to any specific proposal or intention to acquire control of the Corporation. Subject to approval of the Successor Shareholder Rights Plan Resolution and an additional periodic reconfirmation by shareholders, the Rights Plan will remain in effect until the close of business on the day of the ninth annual meeting of shareholders following its original approval in April 2009. Pursuant to the terms of the Rights Plan, it will expire at the annual meeting in 2018, if not terminated earlier. The Rights Plan must be reconfirmed by a majority of the votes cast at each of this (the third) and the sixth annual meetings of the Corporation’s shareholders following the 2009 meeting at which it was initially ratified, confirmed and approved by the shareholders.

Recommendation of Ur-Energy’s Board of Directors

After careful consideration, the Board of Directors has determined that the Successor Shareholder Rights Plan continues to be in the best interests of the Corporation’s shareholders. The Board of Directors unanimously approved the Successor Shareholder Rights Plan Resolution and recommends approval of the resolution by the Corporation’s shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors is composed of independent directors and is responsible for matters of compensation as they relate to the Corporation’s employees and more specifically, the Corporation’s executive officers including the Chief Executive Officer. The Compensation Committee recommended to the Board of Directors, which approved, the following Compensation Discussion and Analysis for inclusion in this Circular.

Compensation Philosophy

The Corporation is committed to managing its human resources. The Corporation believes that the caliber and commitment of its executive officers are critical to the continued success and performance of the Corporation and the overall commitment of the Corporation’s employees.

The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the overall approach to compensation for all Ur-Energy employees and specifically with respect to the executive officers of the Corporation, including the executive directors, namely, Jeffrey Klenda and Wayne Heili, and the remuneration of directors.

The Corporation’s compensation program is designed to effectively link the actions of our executive officers and employees to corporate and personal objectives that drive value creation. The Compensation Committee believes that it is important to maintain a clear link between the achievement of these objectives and compensation payout. In doing so, the following considerations are taken into account:

•	the selection of corporate and personal objectives that are measurable and linked to value creation is fundamental to the success of the Corporation;
•	executive officers and employees should be evaluated and paid based on performance and the achievement of corporate and personal objectives; and
•	executive officers and employees should have a clear understanding of how their performance and the achievement of pre-determined objectives may influence their compensation.

The objectives of the compensation program are designed to:

•	support the achievement of results;
•	motivate executive officers and employees to achieve the pre-determined objectives without taking excessive risks;
•	provide competitive compensation and benefit programs to attract and retain highly qualified executives and employees; and
•	encourage an ownership mentality.

The Corporation has employment contracts with its executive officers as more fully described under the heading “Employment Contracts.” The Compensation Committee reviews the employment contracts of the executive officers on an annual basis.

During 2011, the Compensation Committee’s approach to compensation for the executive officers was to provide a base salary, a short-term incentive in the form of a cash bonus, and long-term incentives in the form of stock options and restricted share units (“RSUs”), including the initial grants of RSUs made to directors and employees, including employed officers, in January 2011. See the heading “Stock Options and RSUs.” The adjustments made to executive officers’ base salaries in 2011 were the result of the naming of new executive officers and then-serving executive officers assuming new offices and/or responsibilities, all as a part of the Corporation’s restructuring in May 2011.

Until May 2011, the Corporation continued to have one executive officer located in Canada who was a consultant to the Corporation. The Compensation Committee routinely reviewed the billing rates and long-term incentives in the form of stock options with respect to this executive officer on an annual basis, most recently on March 4, 2011. The consultant’s agreement subsequently was cancelled effective December 31, 2011.

Compensation Structure

The Corporation’s compensation program consists of base salary, short- and long-term incentives, and other perquisites including personal benefits. The components of total direct compensation relate to performance as follows:

Fixed Compensation	Variable Compensation

Current	Short-term Incentive	Long-term Incentives

Based on skills, experience and market rates	Tied to Past Annual Performance	Tied to Future Long-term Share Price Performance

Base Salary	Cash Bonus	Stock Options	Restricted Share Units

The compensation program is designed to provide motivation and incentives to its executive officers and employees with a view toward enhancing shareholder value while successfully implementing the Corporation’s objectives. The compensation program accomplishes this by rewarding performance that is designed to create shareholder value. The portion of at-risk, performance-based compensation should be commensurate to the executive officer’s or employee’s position and rise as their respective level of responsibility increases. The mix and structure of compensation should strike an appropriate balance to achieve pre-determined objectives without motivating excessive risk taking.

The Corporation’s share price may be heavily influenced by uranium and other commodity prices, which are outside of the Corporation’s control. As a result, the compensation program is designed to focus on areas where the executive officers and employees have the most influence. To achieve this, a combination of operational, financial and share price criteria are utilized when selecting corporate and personal objectives and establishing an appropriate combination of pay.

The Corporation’s compensation structure for its executive officers is as follows:

The characteristics of the compensation program’s mix of pay, as they relate to the executive officers, include:

•	A significant portion of executive pay is at-risk;

•	Executive officers have a higher percentage of at-risk compensation relative to other employees, because they have the greatest ability to influence corporate performance;

•	90% of the executive director’s (80% of other executives) short-term incentive is based on corporate performance; and

•	80% of the executive’s long-term incentive is based on the stock options, which are highly leveraged to the Corporation’s share price performance.

The incentive compensation actually received by the executive officers and employees varies based upon individual performance and the achievement of the pre-determined objectives and is subject to the discretion of the Compensation Committee.

Recognizing that the Corporation is not yet in operations, past short-term incentive targets were reduced substantially by the Compensation Committee and likely will continue to be reduced substantially until the Corporation transitions into operations.

Base Salary

Base salary is the fixed portion of cash compensation earned or paid to the executive officers and employees of the Corporation. The Corporation provides its executive officers and employees with base salaries to compensate them for services rendered during the fiscal year and to aid in attracting and retaining quality employees. The Compensation Committee reviews the base salary for each executive officer of the Corporation annually or upon a promotion or other change in job responsibility, based on the individual’s level of responsibility, the importance of the position to the Corporation and the individual’s contribution to the Corporation’s performance. The Compensation Committee also assesses the base salaries of the executive officers relative to a group of peer companies with similar scope and operations to ensure that it is positioned competitively with executive officers in similar roles at peer companies.

The executive officers, other than the consultant, and employees of the Corporation were granted a cost of living increase to base salary in each of 2009 and 2010. As a part of the Corporation’s restructuring in May 2011, the base salaries of the serving and new executive officers were reviewed by the Compensation Committee, and appropriate adjustments for the assumption of additional responsibilities were recommended to and approved by the Board of Directors.

The former Vice President Canadian Exploration, who served as a consultant pursuant to written agreement, billed at a rate which remained unchanged in 2011. The consultant’s agreement was cancelled at the end of 2011.

Total Cash Compensation

Total cash compensation includes base salary and any variable short-term cash incentive compensation. During 2009, the Corporation initiated its short-term incentive plan (“STIP”) with the payment of bonuses to the executive officers and employees of the Corporation. The bonuses awarded for 2009, paid in 2010, were nominal. No bonuses were awarded for 2010 or paid in 2011. Bonuses were awarded for 2011, paid in 2012, based upon performance in relation to corporate objectives set by the Chief Executive Officer and executive management and approved by the Board of Directors, and personal objectives. The STIP program is designed to recognize and reward both corporate and individual, personal performance results. The bonuses were paid to executive officers and eligible employees of the Corporation based upon a pre-established formula.

Recognizing that the Corporation is not yet in operations, an initial reduction of 80% of the full STIP target was made prior to calculation of the individual bonuses, which were based on a combined weighting of corporate and personal performance results. Corporate objectives for 2011 included an emphasis on safety; the advancement of the regulatory approvals for the Corporation’s Lost Creek Project; completion of engineering and design for the Lost Creek Project; realization of value through existing assets or additional funding; development of marketing strategy and off-take sales arrangements; development of additional mineral resources; and other related objectives. The results of the corporate objectives form 90% of the STIP award for executive directors (Messrs. Klenda and Heili), and 80% of the STIP award for executive officers (Messrs. Smith, Hatten and Cash, and Ms. Goplerud). When reviewed and assessed, corporate performance was gauged to have met or exceeded performance objectives, with a rating of 4.7 on a scale of 7. Regulatory delay impeded completion of certain of the objectives, and one minor lost-time injury (sprained ankle) affected the performance of a stated goal of no lost-time work place injuries.

Long-Term Equity Incentives

The long-term incentive plan (“LTIP”) includes the Corporation’s Option Plan and the RSU Plan. A more detailed discussion of the Option Plan and RSU Plan can be found under the heading “Stock Options and RSUs.” The Option Plan and the RSU Plan form a long-term incentive plan for the executive officers, other employees and, in the case of the Option Plan, consultants of the Corporation. Participation in the Option Plan and the RSU Plan is determined by the Compensation Committee, taking into account the recommendations of the Chief Executive Officer. The purpose of the Option Plan and the RSU Plan is to provide eligible participants with the opportunity to own shares of the Corporation, enhance the Corporation’s ability to attract, retain and motivate key personnel, and align the participant’s interests with those of the shareholders.

Perquisites Including Benefits

The Corporation provides employees, including its executive officers, with perquisites including personal benefits that the Corporation believes are reasonable and consistent with its overall compensation program to better enable the Corporation to attract and retain quality employees. The Corporation periodically reviews the levels of perquisites provided to the employees and executive officers to ensure competitiveness and value.

Executive officers who are employees of the Corporation participate in healthcare and other benefit programs on the same terms as other employees of the Corporation.

Review of Compensation Program

The Compensation Committee from time to time undertakes a comprehensive review of the Corporation’s compensation program which includes competitive market data, pay grades, share ownership guidelines and short-term and long-term incentives. In 2008, this review included engagement of a consulting firm, 3XCD Inc. (“3XCD”). The Compensation Committee compared key elements of total compensation for the executive officers against peer group survey data provided by 3XCD. The key elements of compensation compared included base salary, total cash compensation and total direct compensation. The peer group consisted of 31 companies within the mining and energy sectors, with specific focus on the uranium sector. Although 3XCD provided advice to the Compensation Committee, the terms of the Corporation’s executive compensation program are determined by the Compensation Committee and reflect factors and considerations in addition to those provided by 3XCD.

Following the completion of this review, the Compensation Committee, in January 2009, recommended to the Board of Directors a compensation program, which continues in 2012. The key elements of the Compensation Program include base salary, short-term incentive plan, long-term equity incentives and perquisites which includes personal benefits. Most recently, the Compensation Committee recommended and the Board of Directors approved refinement of the Share Ownership Guidelines for executive officers and non-executive directors, including revisions to the ownership requirements for non-executive directors, as discussed below and under the heading “Compensation of Directors.” As well, a comprehensive review of compensation of all employees is currently underway, which utilizes inflation factors as indicated by consumer price indices for relevant regions, as well as a variety of compensation surveys. The Corporation anticipates that this review, which includes a review of the compensation for executive officers, will be completed during second quarter 2012.

Base Salary

The Compensation Committee’s approach to base salary remained unchanged in 2011. The Compensation Committee will continue to review the base salary for each executive officer of the Corporation annually or upon a promotion or other change in job responsibility, based on the individual’s level of responsibility, the importance of the position to the Corporation and the individual’s contribution to the Corporation’s performance. The Compensation Committee will continue to review periodically the base salary relative to a group of peer companies with similar scope and operations to ensure that it is positioned competitively with executive officers in similar roles at the peer companies.

Short-Term Incentive Plan

In 2009, the Corporation introduced the variable STIP which comprises the variable component of total cash compensation and is performance based. The purpose of including performance-based incentive compensation as part of the total cash compensation is to encourage and reward individual contributions and drive behaviors to meet corporate objectives and business strategy, while at the same time promoting teamwork and shareholder value.

Corporate objectives and business strategy are determined by the Board of Directors, taking into account the recommendations of the Chief Executive Officer and executive management. The STIP program is based on corporate objectives, personal objectives, and where appropriate operating objectives, and correlates directly to the Corporation’s business strategy. Payouts within the STIP program are based upon individual and team performance on year-over-year achievement of set objectives. The Compensation Committee and the Board of Directors will determine and exercise discretion over each executive officer’s STIP payout.

Long-Term Incentive Plan

In 2010, the Corporation introduced an RSU Plan as a component of the Corporation’s LTIP program, in addition to the Corporation’s Option Plan. The Option Plan and RSU Plan are equity-based incentive plans. The Option Plan and RSU Plan provide additional means of attracting highly-qualified directors, executive officers and employees who will be motivated toward the success of the Corporation and encourage share ownership in the Corporation by the participant. In addition, through share ownership, the Option Plan and RSU Plan also encourage the alignment of the participant’s interests with those of the shareholders. The LTIP program includes awards under the RSU Plan and/or the Option Plan as determined by the Compensation Committee and as recommended to and approved by the Board of Directors.

Concerning the Corporation’s STIP and LTIP programs, the Compensation Committee and the Board of Directors have the power to determine, among other things (i) those individuals who will participate, (ii) the level of participation of each participant, and (iii) the time or times when the participant’s rights will vest. The Compensation Committee determines annually the portion of the incentive pool to be allocated to the executive officers and employees, based upon the recommendations of the Chief Executive Officer and executive management. These determinations are primarily based upon the participant’s level of seniority and responsibility within the Corporation.

The Board of Directors also may amend, suspend or discontinue the STIP and LTIP programs at any time, subject to the receipt of regulatory approvals. No amendment, suspension or discontinuance of the STIP and LTIP programs may contravene the requirements of the Toronto Stock Exchange or any other applicable law.

Share Ownership Guidelines

All executive officers and directors are encouraged to have a significant long-term financial interest in the Corporation. To encourage alignment of the interests of the executive officers, directors and shareholders, in 2009, the Board of Directors mandated that each executive officer of the Corporation, whether currently appointed or appointed in the future, will be required to invest an amount equal to one times the executive officer’s annual base salary in shares or securities exercisable into shares on or before the latest of (i) December 31, 2013, or (ii) the fifth anniversary of the executive officer’s appointment. The investment amount will be calculated using the amount of the base salary of the executive officer at the latest of (i) January 1, 2009, or (ii) the date of executive officer’s appointment. The share ownership requirements are also applicable to the non-executive directors. See discussion under the heading of “Compensation of Directors,” below.

In February 2012, the Board of Directors approved Share Ownership Guidelines which provide greater detail to the ownership requirements of the directors and executive officers, and approved a modification to the ownership requirements of the non-executive directors. All executive directors and executive officers meet the Share Ownership Guidelines or are on-track to meet the Share Ownership Guidelines within the prescribed timeframes.

Although the executive officers and directors of the Corporation are not prohibited from hedging or otherwise offsetting a decrease in market value of the equity securities granted as compensation, no executive officer or director has purchased such financial instruments or prepaid variables for that purpose.

2011 Compensation Program Objectives

The Compensation Committee has implemented and overseen the foregoing compensation program in an effort to balance the motivational elements of the performance-based STIP program with retention awards under the LTIP program in an effort to align the interests of its executive officers and employees with those of the shareholders while promoting shareholder value. The Corporation’s executive officer compensation program is designed to provide motivation and incentives to its executives with a view to:

•	enhancing shareholder value and successfully implementing the Corporation’s business strategy and objectives;
•	attracting and retaining key employees;
•	recognizing the scope and level of responsibility of each position;
•	providing a competitive level of total compensation to all executives; and
•	rewarding superior performance and achievement.

The Corporation evaluates both performance and compensation to ensure that the Corporation’s compensation philosophy and objectives are met.

The Compensation Committee recommended and the Board of Directors approved, on February 28, 2012, the inclusion in the Compensation Committee Charter of an additional review, by the Committee, to consider the implications of the risks associated with the Corporation’s compensation policies and practices in order to avoid encouraging inappropriate risk taking by executive officers. To date, the Compensation Committee has not undertaken a formal review of this type.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the summary information concerning compensation paid to or earned during the financial years ended December 31, 2011, 2010 and 2009 by the Corporation’s Chief Executive Officer, Chief Financial Officer and the three highest paid executive officers, who were serving as executive officers at December 31, 2011, as well as the former President/Chief Executive Officer and former Executive Vice President (collectively, the “Named Executive Officers”).

Summary Compensation Table (1)

					Non-equity
					incentive plan
					compensation
						Long-
			Share-	Option-	Annual(2)	term
			based	based	incentive	incentive	Pension	All other	Total
Name and		Salary	awards	awards	plans	plans	Value	compensation	compensation
principal position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Wayne W. Heili (3) (4)	2011	238,353	73,440	340,509	16,838	Nil	Nil	Nil	652,302
Director, President, and	2010	227,415	Nil	26,190	Nil	Nil	Nil	Nil	256,933
Chief Executive Officer	2009	253,041	Nil	86,754	3,328	Nil	Nil	Nil	343,483

Roger L. Smith (5) (6)	2011	240,992	78,684	345,653	15,157	Nil	Nil	Nil	665,329
Chief Financial Officer and	2010	243,660	Nil	22,449	Nil	Nil	Nil	Nil	269,675
Chief Administrative Officer	2009	271,116	Nil	61,967	3,566	Nil	Nil	Nil	337,035

Jeffrey T. Klenda (7) (8)	2011	231,160	93,258	253,773	16,838	Nil	Nil	Nil	578,191
Chair and	2010	207,923	Nil	21,284	Nil	Nil	Nil	Nil	232,250
Executive Director	2009	231,352	Nil	58,754	3,043	Nil	Nil	Nil	293,478

Steven M. Hatten (9) (10)	2011	164,647	28,947	181,837	10,862	Nil	Nil	Nil	375,431
Vice President, Operations	2010	151,120	Nil	9,222	Nil	Nil	Nil	Nil	162,518
	2009	165,417	Nil	31,507	2,176	Nil	Nil	Nil	199,323

Penne A. Goplerud (11) (12)	2011	161,265	26,499	175,400	10,483	Nil	Nil	Nil	363,164
General Counsel and	2010	153,287	Nil	9,544	Nil	Nil	Nil	Nil	165,083
Corporate Secretary	2009	171,743	Nil	26,313	2,252	Nil	Nil	Nil	200,551

W. William Boberg (13) (14)	2011	174,643	93,258	201,832	Nil	Nil	Nil	Nil	466,766
Former President and	2010	259,904	Nil	26,606	Nil	Nil	Nil	Nil	290,313
Chief Executive Officer	2009	255,843	Nil	68,000	3,803	Nil	Nil	Nil	327,777

Harold A Backer (15) (16)	2011	89,626	69,942	151,375	Nil	Nil	Nil	Nil	310,943
Former Executive Vice President	2010	216,587	Nil	19,954	Nil	Nil	Nil	Nil	239,711
Geology & Exploration	2009	240,992	Nil	55,082	3,170	Nil	Nil	Nil	299,587

(1)	United States dollar figures have been converted to Canadian dollar figures at the average exchange rate for 2011 of US$1.00 = CDN$0.98903 and for 2010 of US$1.00=CDN$1.03075 as quoted by OANDA Corporation on its website www.oanda.com. The figures for 2009 have been converted to Canadian dollar figures at the average exchange rate for 2009 of US$1.00 = CDN$1.0660 as posted by the Bank of Canada.
(2)	Annual incentive plan awards were earned in the years shown and are typically paid in the first quarter of the following year.
(3)	Mr. Heili joined the Corporation in February 2007 pursuant to an employment agreement with the Corporation and was appointed to the position of Vice President, Mining & Engineering. In May 2011, Mr. Heili was appointed to be the President and Chief Operating Officer of the Corporation, as well as being named a director of the Corporation. He became President and Chief Executive Officer on August 1, 2011. See heading “Employment Contracts” below.
(4)	In 2012, Mr. Heili received options for 112,767 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Heili received a grant of 28,192 RSUs on January 12, 2012. In 2011, Mr. Heili received options for 102,354 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Heili received a grant of 25,589 RSUs on January 28, 2011. In addition, Mr. Heili received options for 150,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Mr. Heili also received options for 81,847 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Heili received options for 60,539 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015. In 2009, Mr. Heili received options for 101,250 Common Shares on February 9, 2009 at an exercise price of $0.71. These options expire on February 9, 2014. In addition, he received options for 101,250 Common Shares on September 2, 2009 at an exercise price of $0.90. These options expire on September 2, 2014.
(5)	Roger Smith joined the Corporation in May 2007 and was appointed to the position of Chief Financial Officer pursuant to an employment agreement with the Corporation. In August 2007, Mr. Smith was further appointed as Vice President, Finance, IT & Administration. In May 2011, Mr. Smith assumed additional responsibilities, and in addition to continuing to serve as Chief Financial Officer was appointed Chief Administrative Officer. See heading “Employment Contracts” below.
(6)	In 2012, Mr. Smith received options for 99,284 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Smith received a grant of 24,822 RSUs on January 12, 2012. In 2011, Mr. Smith received options for 109,666 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Smith received a grant of 27,416 RSUs on January 28, 2011. In addition, Mr. Smith received options for 150,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Mr. Smith also received options for 72,061 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Smith received options for 51,891 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015. In 2009, Mr. Smith received options for 72,321 Common Shares on February 9, 2009 at an exercise price of $0.71. These options expire on February 9, 2014. In addition, he received options for 72,321 Common Shares on September 2, 2009 at an exercise price of $0.90. These options expire on September 2, 2014.
(7)	Mr. Klenda became a director of the Corporation in August 2004 and Chair of the Board of Directors and Executive Director in January 2006. Mr. Klenda was a consultant to the Corporation from August 2004 to December 31, 2006. Mr. Klenda entered into an employment agreement with the Corporation on January 1, 2007, as amended. See heading “Employment Contracts” below.
(8)	In 2012, Mr. Klenda received options for 112,767 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Klenda received a grant of 28,192 RSUs on January 12, 2012. In 2011, Mr. Klenda received options for 129,974 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Klenda received a grant of 32,494 RSUs on January 28, 2011. In addition, Mr. Klenda received options for 81,847 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Klenda received options for 49,200 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015. In 2009, Mr. Klenda received options for 68,571 Common Shares on February 9, 2009 at an exercise price of $0.71. These options expire on February 9, 2014. In addition, he received options for 68,571 Common Shares on September 2, 2009 at an exercise price of $0.90. These options expire on September 2, 2014.

(9)	Mr. Hatten joined the Corporation in April 2007 as the Engineering Manager and was subsequently named Director of Engineering & Operations in 2010. In May 2011, Mr. Hatten was named Vice President Operations. Mr. Hatten entered into an employment agreement with the Corporation on May 17, 2011, as amended. See heading “Employment Contracts” below.
(10)	In 2012, Mr. Hatten received options for 71,150 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Mr. Hatten received a grant of 17,788 RSUs on January 12, 2012. In 2011, Mr. Hatten received options for 40,343 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Hatten received a grant of 10,086 RSUs on January 28, 2011. In addition, Mr. Hatten received options for 100,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Mr. Hatten also received options for 51,641 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Mr. Hatten received options for 21,707 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015. In 2009, Mr. Hatten received options for 36,771 Common Shares on February 9, 2009 at an exercise price of $0.71. These options expire on February 9, 2014. In addition, he received options for 36,771 Common Shares on September 2, 2009 at an exercise price of $0.90. These options expire on September 2, 2014.
(11)	Ms. Goplerud joined the Corporation in August 2007 as Associate General Counsel. In May 2011, Ms. Goplerud was appointed General Counsel and Corporate Secretary. Ms. Goplerud entered into an employment agreement with the Corporation on May 17, 2011, as amended. See heading “Employment Contracts” below.

(12) In 2012, Ms. Goplerud received options for 68,667 Common Shares on January 12, 2012 at an exercise price of $0.91. These options expire on January 12, 2017. Ms. Goplerud received a grant of 17,166 RSUs on January 12, 2012. In 2011, Ms. Goplerud received options for 36,934 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Ms. Goplerud received a grant of 9,233 RSUs on January 28, 2011. In addition, Ms. Goplerud received options for 100,000 Common Shares on July 7, 2011 at an exercise price of $1.57. These options expire on July 7, 2016. Ms. Goplerud also received options for 49,838 Common Shares on September 9, 2011 at an exercise price of $1.17. These options expire on September 9, 2016. In 2010, Ms. Goplerud received options for 21,845 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015. In 2009, Ms. Goplerud received options for 30,710 Common Shares on February 9, 2009 at an exercise price of $0.71. These options expire on February 9, 2014. In addition, she received options for 30,710 Common Shares on September 2, 2009 at an exercise price of $0.90. These options expire on September 2, 2014.

(13) Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007, as amended, which was in effect until July 31, 2011. See heading “Employment Contracts” below. Mr. Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a director on January 11, 2006. Prior to that time, Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006. Mr. Boberg served as President of the Corporation until May 16, 2011, and as Chief Executive Officer until July 31, 2011. Mr. Boberg remains a director of the Corporation. In February 2012, Mr. Boberg was paid US$504,300 pursuant to the employment agreement with the Corporation and subsequent severance agreement.

(14)	In 2011, Mr. Boberg received options for 129,974 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Boberg received a grant of 32,494 RSUs on January 28, 2011. In 2010, Mr. Boberg received options for 61,500 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015. In 2009, Mr. Boberg received options for 107,143 Common Shares on February 9, 2009 at an exercise price of $0.71. These options expire on February 9, 2014. In addition, he received options for 107,143 Common Shares on September 2, 2009 at an exercise price of $0.90. These options expire on September 2, 2014. Additional options for Common Shares were granted to Mr. Boberg following his departure as Chief Executive Officer as a part of his non-executive director’s compensation. See also notes to table captioned “Option Based and Share Based Awards Granted as of December 31, 2011.”

(15) Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007, as amended, which was in effect until May 16, 2011. See heading “Employment Contracts” below. Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006. Mr. Backer served as Executive Vice President of the Corporation until May 16, 2011. In addition to the compensation noted above, Mr. Backer was paid US$420,250 in severance in November 2011.

(16)	In 2011, Mr. Backer received options for 97,481 Common Shares on January 28, 2011 at an exercise price of $2.87. These options expire on January 28, 2016. Mr. Backer received a grant of 24,370 RSUs on January 28, 2011. In 2010, Mr. Backer received options for 46,125 Common Shares on March 5, 2010 at an exercise price of $0.81. These options expire on March 5, 2015. In 2009, Mr. Backer received options for 64,286 Common Shares on February 9, 2009 at an exercise price of $0.71. These options expire on February 9, 2014. In addition, he received options for 64,286 Common Shares on September 2, 2009 at an exercise price of $0.90. These options expire on September 2, 2014. These options vested and continue to have the indicated expiry as a part of Mr. Backer’s severance from the Corporation. As a part of that agreement, the RSUs granted were cancelled.

Stock Options and RSUs

The Corporation adopted the Ur-Energy Inc. Amended and Restated Stock Option Plan 2005 in order to advance the interests of the Corporation by providing directors, officers, employees and consultants with a financial incentive tied to the long-term financial performance of the Corporation and continued service to or employment with the Corporation.

The Corporation adopted the Ur-Energy Inc. Amended Restricted Share Unit Plan as part of the Corporation’s overall stock-based compensation plan. The RSU Plan allows participants to earn actual common shares of the Corporation over time, rather than options that give participants the right to purchase stock at a set price.

A total of up to 10% of the Corporation’s issued and outstanding Common Shares may be reserved for issuance pursuant to the Option Plan and the RSU Plan, in the aggregate. As at April 5, 2012, 10,150,000 Common Shares are reserved in the aggregate, of which 9,340,000 common shares are notionally reserved under the Option Plan, and 810,000 common shares are reserved, notionally, to the RSU Plan. Of these, 7,876,618 options for Common Shares have been granted, and 434,878 RSUs have been granted as at April 5, 2012. The Corporation expects going forward that approximately 80% of those shares will be allocated to the Option Plan and 20% to the RSU Plan. The number of shares reserved is subject to adjustment if the Common Shares are subdivided, consolidated, converted or reclassified or the number of Common Shares varies as a result of a stock dividend or an increase or a reduction in the share capital of the Corporation.

Option Plan

Under the Option Plan, options may be granted to all directors, executive officers, and eligible employees and consultants of the Corporation. The maximum number of Common Shares that may be reserved for issuance to any one person under the Option Plan is 5% of the number of Common Shares outstanding at the time of reservation. The exercise price for Common Shares subject to an option is determined by the Board of Directors at the time of grant and may not be less than the market price of the Common Shares at the time the option is granted. Options are generally exercisable as to 10% immediately on the date of grant; with an additional 22% becoming exercisable four and one-half months after the date of grant; 22% becoming exercisable nine months after the date of grant; 22% thirteen and one-half months after the date of grant; and, the balance of 24% exercisable eighteen months after the date of grant, subject to the right of the Board of Directors to determine at the time of a particular grant that such options will become exercisable on different dates. An option may be for a term of up to five years and may not be assigned.

Options granted under the Option Plan are subject to early termination under certain circumstances, including (i) one year after the death of the option holder, (ii) three months after the option holder’s resignation or dismissal without cause as an employee or consultant, or (iii) immediately upon the option holder’s dismissal for cause as an employee. In each case, only options exercisable at the time of the event which gave rise to such early termination may be exercised by the option holder during such period. The Option Plan also provides that upon a change of control all options under the Option Plan vest immediately and are immediately exercisable.

In November 2011, the Board of Directors amended the Option Plan by making certain non-substantive, clarifying, edits particularly in respect of U.S. tax consequences. These amendments did not require shareholder approval.

The Option Plan and the terms of any outstanding option may be amended at any time by the Board of Directors subject to any required regulatory or shareholder approvals, provided that where such an amendment would prejudice the rights of an option holder under any outstanding option, the consent of the option holder is required to be obtained.

RSU Plan

The RSU Plan was adopted by the Board of Directors on May 7, 2010 and approved by the shareholders of the Corporation on June 24, 2010. The RSU Plan is a plan which includes directors and employees, including executive officers, of the Corporation. The Board of Directors has appointed the Compensation Committee to determine which persons are entitled to participate in the RSU Plan and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to a notional account that is established on their behalf and maintained in accordance with the RSU Plan. Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share at the Compensation Committee’s discretion) upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with the terms of the RSU Plan. All RSUs awarded vest over a two year period, with 50% of the RSUs awarded to each participant vesting on the first anniversary of the date of grant and 50% vesting on the second anniversary of the date of grant. On voluntary termination of employment, or resignation of a director from the Board of Directors, all unvested RSUs are forfeited.

The RSU Plan provides for the Corporation to redeem RSUs for cash or Common Shares from treasury to satisfy all or any portion of the RSU awards. In the event of a change of control, as defined in the RSU Plan, the Corporation shall redeem 100% of the RSUs granted to participants; and in the event of an involuntary termination of an employee of the Corporation, other than for cause, or a director who is not re-elected the Corporation shall redeem the RSUs for cash.

The following table sets forth information concerning outstanding option-based and share-based awards granted by the Corporation to each of the Named Executive Officers as of December 31, 2011.

Option Based and Share Based Awards Granted as of December 31, 2011

	Option-based Awards				Share-based Awards
						Market or
	Number of			Value of		payout value
	securities			unexercised	Number of	of share-
	underlying	Option		in-the-	shares or units of	based awards
	unexercised	exercise	Option	money	shares that have	that have not
	options	price	expiration	options	not vested	vested
Name	(#)	($)	date	($)	(#)	($)
Wayne W. Heili(1)(2)	Nil	Nil	Nil	Nil	25,589	22,262
	81,847	1.17	09-Sep-2016	Nil	Nil	Nil
	150,000	1.57	07-Jul-2016	Nil	Nil	Nil
	102,354	2.87	28-Jan-2016	Nil	Nil	Nil
	60,539	0.81	05-Mar-2015	3,632	Nil	Nil
	101,250	0.90	02-Sep-2014	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
	100,000	3.00	09-Aug-2012	Nil	Nil	Nil
Roger L. Smith(1)(2)	Nil	Nil	Nil	Nil	27,416	23,852
	72,061	1.17	09-Sep-2016	Nil	Nil	Nil
	150,000	1.57	07-Jul-2016	Nil	Nil	Nil
	109,666	2.87	28-Jan-2016	Nil	Nil	Nil
	36,891	0.81	05-Mar-2015	2,213	Nil	Nil
	57,321	0.90	02-Sep-2014	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
	112,500	3.00	09-Aug-2012	Nil	Nil	Nil
Jeffrey T. Klenda(1)(2)	Nil	Nil	Nil	Nil	32,494	28,270
	81,847	1.17	09-Sep-2016	Nil	Nil	Nil
	129,974	2.87	28-Jan-2016	Nil	Nil	Nil
	49,200	0.81	05-Mar-2015	2,952	Nil	Nil
	68,571	0.90	02-Sep-2014	Nil	Nil	Nil
	68,571	0.71	09-Feb-2014	10,971	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
Steven M Hatten(1)(2)	Nil	Nil	Nil	Nil	10,086	8,775
	51,641	1.17	09-Sep-2016	Nil	Nil	Nil
	100,000	1.57	07-Jul-2016	Nil	Nil	Nil
	40,343	2.87	28-Jan-2016	Nil	Nil	Nil
	21,107	0.81	05-Mar-2015	1,266	Nil	Nil
	36,771	0.90	02-Sep-2014	Nil	Nil	Nil
	25,000	1.65	08-May-2013	Nil	Nil	Nil
	62,500	3.00	09-Aug-2012	Nil	Nil	Nil
Penne A Goplerud(1)(2)	Nil	Nil	Nil	Nil	9,233	8,033
	49,838	1.17	09-Sep-2016	Nil	Nil	Nil
	100,000	1.57	07-Jul-2016	Nil	Nil	Nil
	36,934	2.87	28-Jan-2016	Nil	Nil	Nil
	21,845	0.81	05-Mar-2015	1,311	Nil	Nil
	30,710	0.90	02-Sep-2014	Nil	Nil	Nil
	10,710	0.71	09-Feb-2014	1,714	Nil	Nil
	15,000	1.65	08-May-2013	Nil	Nil	Nil
	50,000	2.98	05-Oct-2012	Nil	Nil	Nil
W. William Boberg(3)	Nil	Nil	Nil	Nil	32,494	28,270
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	129,974	2.87	28-Jan-2016	Nil	Nil	Nil
	61,500	0.81	05-Mar-2015	3,690	Nil	Nil
	107,143	0.90	02-Sep-2014	Nil	Nil	Nil
	107,143	0.71	09-Feb-2014	17,143	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
Harold A. Backer(4)	97,481	2.87	28-Jan-2016	Nil	Nil	Nil
	46,125	0.81	05-Mar-2015	2,768	Nil	Nil
	64,286	0.90	02-Sep-2014	Nil	Nil	Nil
	64,286	0.71	09-Feb-2014	10,286	Nil	Nil
	60,000	1.65	08-May-2013	Nil	Nil	Nil

(1)	RSUs were granted to executive officers on January 12, 2012, as follows: Mr. Heili received a grant of 28,192 RSUs; Mr. Smith received a grant of 24,822 RSUs; Mr. Klenda received a grant of 29,192 RSUs; Mr. Hatten received a grant of 17,788 RSUs; and Ms. Goplerud received a grant of 17,166 RSUs.

(2)	Options for Common Shares were granted to executive officers on January 12, 2012, at an exercise price of $0.91, as follows: Mr. Heili received options for 112,767 Common Shares; Mr. Smith received options for 99,284 Common Shares; Mr. Klenda received options for 112,767 Common Shares; Mr. Hatten received options for 71,150 Common Shares; and Ms. Goplerud received options for 68,667 Common Shares. These options expire on January 12, 2017.

(3)	Options for Common Shares were granted to Mr. Boberg on September 9, 2011 in his capacity as a non-executive director of the Corporation: 31,355 options for Common Shares at an exercise price of $1.17. These options expire on September 9, 2016. On January 12, 2012, also in relation to his service as a non-executive director, Mr. Boberg received a grant of 15,000 RSUs; and of options for 60,000 Common Shares, at an exercise price of $0.91. These options expire on January 12, 2017.

(4)	These options vested and continue to have the indicated expiry as a part of Mr. Backer’s severance from the Corporation.

The following table sets forth information concerning the value vested or earned in respect of incentive plan awards during the financial year ended December 31, 2011 by each of the Named Executive Officers.

Incentive Plan Awards - Value Vested or Earned During the

Financial Year Ended December 31, 2011

					Non-equity
					incentive plan
	Option-based Awards		Share-based Awards		compensation
	Number of	Value		Value
	Securities	vested	Number of	vested
	Underlying	during the	Shares or Units	during the	Value earned
	Options Vested	year	of Shares Vested	year	during the year
Name	(#)	($)	(#)	($)	($)

Wayne W. Heili	163,604	59,105	Nil	Nil	16,838
Roger L. Smith	155,653	45,276	Nil	Nil	15,157
Jeffrey T. Klenda	117,460	42,995	Nil	Nil	16,838
Steven M. Hatten	77,483	21,434	Nil	Nil	10,982
Penne A. Goplerud	74,347	19,102	Nil	Nil	10,783
W. William Boberg	127,326	61,818	Nil	Nil	Nil
Harold A. Backer(1)	35,324	35,639	Nil	Nil	Nil

(1) The value attributed to Mr. Backer’s option based awards is based upon the value vested while he was an executive officer. The value excludes any such vested value attributable to options vested as a part of the severance arrangement.

Employment Contracts

The Corporation entered into an employment agreement with Mr. Wayne Heili dated February 19, 2007, as amended, when he was hired to be the Vice President Mining & Engineering. Most recently, Mr. Heili’s employment agreement was amended effective in 2011 to reflect his new positions as President and Chief Executive Officer. Currently, Mr. Heili is entitled to a salary of US$253,726 per year and a discretionary bonus to be set by the Board of Directors of the Corporation. Mr. Heili is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event the Corporation terminates the employment agreement with Mr. Heili for non-causal reasons, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary (a total of US$507,452). In the event of change of control of the Corporation, and Mr. Heili’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary (a total of US$507,452). Mr. Heili is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Roger Smith dated May 15, 2007, as amended, when he was hired to be the Chief Financial Officer of the Corporation. Most recently, Mr. Smith’s employment agreement was amended in 2011 to reflect his new positions as Chief Financial Officer and Chief Administrative Officer. Currently, Mr. Smith is entitled to a salary of US$248,211 per year and a discretionary bonus to be set by the Board of Directors. Mr. Smith is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Smith for non-causal reasons, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary (a total of US$496,422). In the event of a change of control of the Corporation, and Mr. Smith’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary (a total of US$496,422). Mr. Smith is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Jeffrey Klenda dated January 1, 2007, as amended. Most recently, Mr. Klenda’s employment agreement was amended in 2011 to reflect his full-time status. Currently, Mr. Klenda is entitled to a salary of US$253,726 per year and a discretionary bonus to be set by the Board of Directors. Mr. Klenda is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Klenda for non-causal reasons, Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary (a total of US$507,452). In the event of a change of control of the Corporation and Mr. Klenda’s termination by, or resignation from, the Corporation within 12 months of the change of control Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary (a total of US$507,452). Mr. Klenda is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Steven M. Hatten dated May 17, 2011, as amended. Currently, Mr. Hatten is entitled to a salary of US$177,876 per year and a discretionary bonus to be set by the Board of Directors. Mr. Hatten is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Mr. Hatten for non-causal reasons, Mr. Hatten will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$266,814). In the event of a change of control of the Corporation and Mr. Hatten’s termination by, or resignation from, the Corporation within 12 months of the change of control Mr. Hatten will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$266,814). Mr. Hatten is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Ms. Penne A. Goplerud dated May 17, 2011, as amended. Currently, Ms. Goplerud is entitled to a salary of US$171,665 per year and a discretionary bonus to be set by the Board of Directors. Ms. Goplerud is entitled to receive stock option grants under the terms and conditions of the Option Plan, and RSUs under the terms and conditions of the RSU Plan, and as determined by the Board of Directors. In the event that the Corporation terminates the employment agreement with Ms. Goplerud for non-causal reasons, Ms. Goplerud will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$257,498). In the event of a change of control of the Corporation and Ms. Goplerud’s termination by, or resignation from, the Corporation within 12 months of the change of control Ms. Goplerud will be entitled to a lump sum payment equivalent to 18 months base salary (a total of US$257,498). Ms. Goplerud is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. W. William Boberg in January 2007, as amended. In 2011, Mr. Boberg was entitled to a base salary of US$252,150 per year. The employment agreement provided for a lump sum payment equivalent to two years base salary in the event that the Corporation terminated the employment agreement for non-causal reasons. Following his separation of employment, Mr. Boberg was paid US$504,300 pursuant to the employment agreement and subsequent severance agreement.

The Corporation entered into an employment agreement with Mr. Harold A. Backer in January 2007, as amended. In 2011, Mr. Backer was entitled to a base salary of US$210,125 per year. The employment agreement provided for a lump sum payment equivalent to two years base salary in the event that the Corporation terminated the employment agreement for non-causal reasons. Following his separation of employment, Mr. Backer was paid US$420,250 pursuant to the employment agreement and subsequent severance agreement.

On December 31, 2008, all the executive employment agreements in place were amended to insert necessary provisions for compliance with Section 409A provision of the Internal Revenue Code of 1986 (“IRC”), as amended, including the timing of payments or deferred compensation in the event of a change of control or termination from the Corporation.

In November 2009, all the executive employment agreements in place were amended to insert provisions to provide for the establishment of a trust to hold and invest certain separation payments which the Corporation becomes obligated to pay because of a voluntary termination by the executive or involuntary termination by the Corporation or in the event of a change of a control but which payments have been delayed under Section 490A of the IRC.

In May 2011, existing employment agreements were amended to reflect the assumption of new responsibilities and/or new titles by the serving executive officers. Additionally, three new agreements were completed in May 2011, as described above. In November 2011, all the employment agreements of the executive officers were amended to provide that the Corporation will bear the costs of a mediator in the event of informal dispute resolution, with each party to bear its own attorney fees or other expenses. This amendment was recommended for approval by the Compensation Committee and approved by the Board of Directors.

Performance Graph

The following graph illustrates the period from December 31, 2006 to December 31, 2011 and reflects the cumulative shareholder return of an investment in Common Shares of the Corporation compared to the cumulative return of an investment in the S&P/TSX Composite Index since December 31, 2006 assuming that C$100 was invested and, where applicable, reinvestment of dividends.

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2009	2010	2011
Ur-Energy Inc.	$100	$91	$18	$21	$76	$22
S&P/TSX Composite	$100	$107	$70	$91	$104	$92

Comparative cash compensation, in the aggregate, for full-time executive officers has decreased since 2007, largely as a result of the Corporation’s restructuring in May 2011. As discussed above, executive compensation has remained relatively static over this five-year period as a result of concerted budgetary constraints while the Corporation remains focused on obtaining all necessary regulatory authorizations to proceed to construction and operations.

Indebtedness of Directors, Executive Officers and Others

At no time since the beginning of the Corporation’s last financial year was any director, executive officer, proposed nominee for election as a director, or any of their respective associates, indebted to the Corporation or any of its subsidiaries, nor was the indebtedness of any such person to another entity the subject of any guarantee, support agreement, letter of credit or similar arrangement provided by the Corporation or any of its subsidiaries.

Compensation of Directors

In December 2008, the Compensation Committee reviewed the director compensation and recommended changes to the director compensation scheme which thereafter were adopted by the Compensation Committee and the Board of Directors in January 2009. Commencing in 2009, each non-executive director receives a base cash retainer of $18,000. In addition to the base retainer, each non-executive director receives compensation for each meeting attended ($1,000 attendance in person; $500 attendance by telephone).

In addition to other compensation received by directors of the Corporation, a 2008 resolution provides that non-management directors participating on ad hoc or special committees of the Board of Directors, which may be constituted from time to time, are entitled to additional director fees, to be determined in accordance with additional duties and requirements requested of those individuals from time to time. There currently are no such ad hoc or special committees of the Board of Directors.

In October 2011, the Compensation Committee approved the retention of Roger Gurr & Associates (“RG&A”) to review the compensation of the non-executive directors.  The review compared the compensation of the Corporation’s non-executive directors with a comparator group of 20 junior mining exploration and development companies with exploration activities focused mainly in North America, with similar market capitalization and similar primary interests in uranium, base metals and/or rare earth minerals.  The results of the comparative study indicate that the Corporation’s non-executive director compensation is below market on average and, as a result, RG&A recommended adjustments to retainer compensation, meeting attendance fees and equity compensation.  The Compensation Committee began its review of the comparative study in late February 2012.  The review and consideration of the recommendations is still in progress and the Compensation Committee has taken no formal action at this time.

The following table sets forth the summary information concerning compensation paid to or earned during the financial year ended December 31, 2011 by the Corporation’s non-executive directors.

Non-Executive Director Compensation For the Financial Year Ended December 31, 2011

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

W. William Boberg (1)	10,000	19,898	Nil	Nil	Nil	466,766	496,664
James M. Franklin	27,000	28,760	82,140	Nil	Nil	Nil	137,900
Paul Macdonell	28,000	28,760	82,140	Nil	Nil	Nil	138,900
Thomas Parker	28,000	28,760	82,140	Nil	Nil	Nil	138,900

(1)	Mr. Boberg is the former President and Chief Executive Officer of the Corporation. The “other compensation” reflects his salary January 1 – July 31, 2011, when Mr. Boberg was an executive director. Effective August 1, 2011, Mr. Boberg ceased to be an executive officer of the Corporation. Mr. Boberg was paid US$504,300 in severance in February 2012. Commencing August 1, 2011, Mr. Boberg became a non-executive director.

All non-executive directors are encouraged to have a significant long-term financial interest in the Corporation. In 2009, the Compensation Committee recommended, and Board of Directors adopted, a resolution requiring mandatory minimum share ownership by the non-executive directors to encourage the alignment of interests between the Corporation and its shareholders. Thereafter, non-executive directors were required to invest an amount equal to the non-executive director’s annual retainer in shares or securities exercisable into shares on or before the later of (i) December 31, 2013, or (ii) the fifth anniversary of the non-executive director’s election or appointment. The retainer amount was to be calculated using the amount of the annual retainer at the later of (i) January 1, 2009, or (ii) the date of the non-executive director’s election or appointment.

As discussed above under the heading “Share Ownership Guidelines,” in February 2012 the Compensation Committee recommended, and the Board of Directors approved, Share Ownership Guidelines which provide greater detail concerning these ownership requirements. Additionally, the Board of Directors approved a recommendation that the share ownership requirement be adjusted with respect to the non-executive directors, to require each to acquire and own three times their annual retainer (currently $18,000). All non-executive directors meet the share ownership guidelines or are on-track to meet the share ownership guidelines within the prescribed timeframes.

The following table sets forth information concerning the outstanding option-based and share-based awards granted by the Corporation to each of the non-executive directors as of December 31, 2011:

Option Based and Share Based Awards Granted as of December 31, 2011

	Option-based Awards				Share-based Awards
						Market or
	Number of			Value of		payout value
	securities			unexercised	Number of	of share-
	underlying	Option		in-the-	shares or units of	based awards
	unexercised	exercise	Option	money	shares that have	that have not
	options	price	expiration	options	not vested	vested
Name	(#)	($)	date	($)	(#)	($)
James M. Franklin	Nil	Nil	Nil	Nil	10,021	8,718
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	40,082	2.87	28-Jan-2016	Nil	Nil	Nil
	9,000	0.81	05-Mar-2015	540	Nil	Nil
	12,857	0.90	02-Sep-2014	Nil	Nil	Nil
	12,857	0.71	09-Feb-2014	2,057	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
Paul Macdonell	Nil	Nil	Nil	Nil	10,021	8,718
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	40,082	2.87	28-Jan-2016	Nil	Nil	Nil
	9,000	0.81	05-Mar-2015	540	Nil	Nil
	12,857	0.90	02-Sep-2014	Nil	Nil	Nil
	12,857	0.71	09-Feb-2014	2,057	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
Thomas Parker	Nil	Nil	Nil	Nil	10,021	8,718
	31,355	1.17	09-Sep-2016	Nil	Nil	Nil
	40,082	2.87	28-Jan-2016	Nil	Nil	Nil
	9,000	0.81	05-Mar-2015	540	Nil	Nil
	12,857	0.90	02-Sep-2014	Nil	Nil	Nil
	12,857	0.71	09-Feb-2014	2,057	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
	200,000	3.67	15-Jul-2012	Nil	Nil	Nil
W. William Boberg(1)

(1) The grants to Mr. Boberg both as an executive officer and solely as a non-executive director have been included in the comparable table titled “Option Based and Share Based Awards Granted” found under “Executive Compensation,” above.

The non-executive directors are eligible to receive grants of options and RSUs at the discretion of the Board of Directors, and did so as indicated in the following table:

Incentive Plan Awards - Value Vested or Earned During the

Financial Year Ended December 31, 2011

					Non-equity
					incentive plan
	Option-based Awards		Share-based Awards		compensation
	Number of
	Securities	Value		Value
	Underlying	vested	Number of	vested
	Options	during the	Shares or Units	during the	Value earned
	Vested	year	of Shares Vested	year	during the year
Name	(#)	($)	(#)	($)	($)

James M. Franklin	32,006	8,302	Nil	Nil	Nil
Paul Macdonell	32,006	8,302	Nil	Nil	Nil
Thomas Parker	32,006	8,302	Nil	Nil	Nil
W. William Boberg (1)

(1) The grants to Mr. Boberg both as an executive officer and solely as a non-executive director have been included in the comparable table titled “Incentive Plan Awards – Value Vested or Earned” found under “Executive Compensation,” above.

Executive Compensation – Related Fees

As above, the Compensation Committee utilized the consulting services of RG&A to review and analyze the overall compensation of the non-executive directors. This review was completed in fourth quarter 2011 and was presented to the Compensation Committee and the Board of Directors at meetings on February 28, 2012. RG&A was paid $11,300 for this analysis. Also in 2011, RG&A was paid $11,695 for other advisory consulting services rendered for the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain summary information concerning the Corporation’s equity compensation plans as at December 31, 2011. Directors, officers, employees and consultants are eligible to participate in the Option Plan, while directors and employees are eligible to participate in the RSU Plan.

Number of Common
	Number of		Shares Remaining for
	Common Shares to		Future Issuance
	be Issued Upon	Weighted Average	(Excluding Common
	Exercise of	Exercise Price of	Shares to be Issued
	Outstanding	Outstanding	Upon Exercise of
Equity compensation plans	Options, Warrants	Options, Warrants	Outstanding Options,
approved by securityholders	and Rights	and Rights (C$)	Warrants and Rights)
Ur-Energy Inc. Amended and Restated Stock Option Plan 2005 (1)	6,413,902	$1.79	2,926,098
Ur-Energy Amended Restricted Share Unit Plan(2)	276,365	-	533,635

(1)	The Corporation made a grant of 1,195,625 options for Common Shares on January 12, 2012.
(2)	The Corporation made a grant of 298,912 RSUs on January 12, 2012.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no insider of the Corporation or proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Certain of the Corporation’s directors and officers also serve as directors and officers of one or more mining and exploration companies. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies. While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of these other companies in other areas of mineral resources and precious metals. Except as otherwise disclosed in this Circular, no person who has been a director or officer of the Corporation since the commencement of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any of their respective associates or affiliates, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Introduction

The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board of Directors has reviewed the corporate governance best practices identified in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). The Board of Directors is committed to ensuring that the Corporation follows best practices and is continuing to develop such practices.

Board Mandate

The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation in accordance with the best interests of the Corporation and all of its shareholders. The Board of Directors does not currently have a written mandate or a written description for the Chair of the Board of Directors or the Chief Executive Officer. In discharging its responsibility, the Board of Directors reviews the performance and responsibilities of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

•	the Corporation’s strategic planning and budgeting process;

•	the identification of the principal risks to the Corporation’s business and the implementation of systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management of the Corporation;

•	the public communications policies and continuous disclosure record of the Corporation; and

•	the Corporation’s internal controls and management information systems.

The Board of Directors meets at least four times a year and more frequently if required. In 2011, the Board of Directors met 17 times. In addition, the Board of Directors took 10 actions by written resolution. The Board of Directors from time to time holds a portion of its meetings when management departs and the independent directors meet in camera. Management may be asked to depart a meeting for in camera sessions at such other meetings as the independent directors deem appropriate from time to time.

The Board of Directors recruits possible directors from contacts within the mining industry or other strategic areas that will complement the knowledge and depth of the Board of Directors. Currently, the Board of Directors has determined that six directors is an appropriate number of directors to oversee and provide guidance to management on the business and affairs of the Corporation. However, the Board of Directors continues to evaluate the size of the Board of Directors in conjunction with the continuing growth and development of the Corporation.

New directors who join the Board of Directors are provided with a basic orientation of the Corporation, the Board of Directors, the committees of the Board of Directors and meet with the other directors prior to joining the Board of Directors. In addition, new directors have the opportunity to meet with management of the Corporation to have an understanding of the business of the Corporation and its operations. Directors are encouraged to participate in corporate governance and education courses that will assist them in their role as directors of the Corporation or on various committees.

Board Composition

As of the time of the Meeting, the Board of Directors is composed of six directors. All directors are elected annually.

The current six directors include Mr. Jeffrey Klenda, Chair of the Board of Directors of the Corporation; Mr. Wayne W. Heili, President and Chief Executive Officer of the Corporation; Mr. W. William Boberg; Dr. James M. Franklin; Mr. Paul Macdonell and Mr. Thomas Parker. Messrs. Macdonell and Parker and Dr. Franklin are independent directors as determined by the CSA Guidelines (i.e., each is independent of management and free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s judgment). In determining whether a director is independent, the Board of Directors considers the specific circumstances of a director and the nature, as well as materiality, of any relationship between the director and the Corporation.

From time to time, the Corporate Governance and Nominating Committee considers the functions customarily assigned to a director serving in the role of lead director and has determined that the establishment of the role of lead director at the Corporation, with the current makeup of the Board of Directors, would not enhance the communications within the Board, among its committees, and with management.

Several of the directors are directors for other reporting issuers, as disclosed in the biographies of the directors provided above.

Board Committees

There are five permanent committees of the Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Treasury & Investment Committee and the Technical Committee. The Board of Directors may also appoint other temporary or permanent committees from time to time for particular purposes.

The following sets out the Report of the Audit Committee as well as a summary of the responsibilities and activities of the other Board of Directors committees.

Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices, as well as oversight of internal controls, and the Whistleblower program. The duties and responsibilities of the Audit Committee include the following:

•	reviewing for recommendation to the Board of Directors for its approval the principal documents comprising the Corporation’s continuous disclosure record, including interim and annual financial statements and management’s discussion and analysis;

•	recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors. The Audit Committee has the authority and responsibility to select, evaluate and if necessary replace the independent auditor. The Audit Committee has the authority to approve all audit engagement fees and terms and the Audit Committee, or a member of the Audit Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation’s independent auditor and consider the impact on the independence of the auditor;

•	reviewing periodic reports from the Chief Financial Officer;

•	discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response; and

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee maintains direct communication during the year with the Corporation’s independent auditor and the Corporation’s officers responsible for accounting and financial matters.

During 2011, the members of the Audit Committee were Thomas Parker (Chair), Paul Macdonell and James Franklin. Currently, all the members of the Audit Committee are independent directors pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE Amex. Each of the members is financially literate as defined in NI 52-110. The Audit Committee designated Thomas Parker as an “audit committee financial expert” as that term is currently defined by the rules of the U.S. Securities and Exchange Commission regulating these disclosures.

Report of the Audit Committee

During 2011, the Audit Committee met five times. In addition, the Audit Committee took one action by written resolution. The activities of the Audit Committee over the past year included the following:

•	reviewing annual financial statements of the Corporation and management’s discussion and analysis prior to filing with the regulatory authorities;

•	reviewing the quarterly interim financial statements of the Corporation and management’s discussion and analysis prior to filing with regulatory authorities;

•	reviewing periodic reports from the Chief Financial Officer including communications from the Canadian regulatory authorities and the U.S. Securities and Exchange Commission;

•	reviewing applicable Canadian corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certifications;

•	approving retention of an external firm for testing of internal controls and subsequently reviewing reports made by the firm;

•	reviewing Audit Committee governance practices to ensure its terms of reference incorporate all regulatory requirements; and

•	reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the consolidated financial statements of the Corporation as at December 31, 2011 and management’s discussion and analysis. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such consolidated financial statements and management’s discussion and analysis be approved and filed with Canadian regulatory authorities and the U.S. Securities and Exchange Commission.

The Audit Committee has recommended to the Board of Directors that the shareholders of the Corporation be requested to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the independent auditor for 2012.

The Audit Committee reviews its charter on a yearly basis, and did so most recently on February 28, 2012. A copy of the Amended and Restated Audit Committee Charter, as amended on February 28, 2012, is attached as an exhibit to the Annual Information Form of the Corporation (and the Annual Report on Form 40-F) for the year ended December 31, 2011, which is available electronically at www.sedar.com, and at http://www.sec.gov/edgar.shtml, having been filed on March 5, 2012. The Annual Information Form and the Annual Report on Form 40-F for the year ended December 31, 2011 contains disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The Compensation Committee has prepared terms of reference which include annual objectives against which to assess members of management including the President and Chief Executive Officer, reviewing and making recommendations to the Board of Directors with respect to employee and consultant compensation arrangements including stock options, restricted share units and management succession planning. The Compensation Committee reviews its charter on a yearly basis, and did so most recently on February 28, 2012.

The Compensation Committee met six times in 2011. In addition, the Compensation Committee took two actions by written resolution. Portions of meetings are conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer. Additionally, several informal meetings were held related to the corporate restructuring in May 2011. During 2011, the members of the Committee were Paul Macdonell (Chair) and Thomas Parker, and James Franklin was appointed as a member of the Compensation Committee in March 2011. The members of the Compensation Committee were in 2011, and are currently, independent pursuant to NI 52-110 and the listing standards of the NYSE Amex. The biographies of the members of the Compensation Committee are provided above and provide the qualifications of each of the members of the Compensation Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee assists the Board of Directors with determining the slate of director nominees for election to the Board of Directors, recommending candidates to fill vacancies, the composition of the committees of the Board of Directors and monitoring compliance with corporate governance regulatory requirements. The Corporate Governance and Nominating Committee Charter was adopted by the Board of Directors on December 17, 2007. The Corporate Governance and Nominating Committee reviews its charter on a yearly basis, and did so most recently on February 28, 2012.

During 2011, the members of the Committee were Paul Macdonell (Chair), Thomas Parker, and James Franklin was appointed as a member of the Corporate Governance and Nominating Committee in March 2011. The Corporate Governance and Nominating Committee met formally twice in 2011, and took one action by written resolution. Additionally, the Committee met informally related to the corporate restructuring which occurred in May 2011. The members of the Corporate Governance and Nominating Committee were in 2011, and are currently, independent pursuant to NI 52-110 and the listing standards of the NYSE Amex.

Treasury & Investment Committee

The Treasury & Investment Committee assists the Board of Directors by centralizing for oversight all treasury activities of the Corporation insofar as practical, and coordinating the banking, cash management, investment and funding arrangements of the Corporation. The Committee also formulates and implements the Treasury and Investment Policy of the Corporation, reviewing it from time to time. The Committee’s Charter provides that the Committee consist of the Chief Financial Officer and at least two independent members of the Board of Directors. The Treasury & Investment Committee reviews its charter on an annual basis, and did so most recently on February 28, 2012.

During 2011, the members of the Treasury & Investment Committee were Thomas Parker (Chair) and Paul Macdonell, along with the Corporation’s Chief Financial Officer. The Treasury & Investment Committee met once during 2011. The members of the Treasury & Investment Committee are not required to be independent pursuant to NI 52-110.

Technical Committee

The Technical Committee assists the Board of Directors with reserve and resource matters relating to the Corporation’s mineral properties; technical matters relating to the Corporation’s exploration, development, permitting, construction, operations, reclamation and restoration activities; health, safety and environmental matters relating to the Corporation’s operations and activities; and compliance with legal and regulatory requirements relating to the Corporation’s reserve and resource matters, technical matters, and health, safety and environmental matters. The Technical Committee “Mandate and Guidelines” document was adopted by the Board of Directors on January 29, 2008, and revised most recently in May 2011, to become the Technical Committee Charter.

The members of the Technical Committee are James Franklin (Chair), Wayne Heili, William Boberg and Thomas Parker. Mr. Heili became a member of the Technical Committee in May 2011. There are several members of management who participate in the Technical Committee. The Technical Committee conducts many of its reviews by means of informal meetings, including as a part of the Corporation’s periodic in-house technical review symposiums. The Technical Committee held four formal meetings during 2011. The members of the Technical Committee are not required to be independent pursuant to NI 52-110.

Summary of Memberships on Permanent Committees and Record of Attendance for 2011

During the year ended December 31, 2011, the Board of Directors and its permanent committees held the following numbers of meetings:

Board of Directors	17	(1)
Audit Committee (“AC”)	5
Compensation Committee (“CC”)	6	(2)
Corporate Governance and Nominating Committee (“CGN”)	2	(2)
Technical Committee (“TC”)	4
Treasury & Investment Committee (“TIC”)	1
Total number of meetings held	35

(1) In addition to the 17 meetings held by the Board of Directors, 10 actions were taken by resolution in writing.

(2) In addition, the Compensation Committee and the Corporate Governance and Nominating Committees met informally several times in the process of making recommendations to the Board of Directors with respect to the corporate restructuring which occurred in May 2011.

	Committee	Board Meetings	Committee Meetings
Director	Memberships	Attended	Attended
Jeffrey T. Klenda		17
James M. Franklin	AC, CC, GCN, TC	15	AC – 4, CC – 4(1), CGN – 1(2), TC – 4;
Paul Macdonell	AC, CC, CGN, TIC	16	AC – 5, CC – 6, CGN – 2, TIC – 1
W. William Boberg	TC	17	TC – 4
Thomas Parker	AC, CC, CGN, TIC, TC	17	AC –5, CC – 6, CGN-2, TIC –1, TC-4
Wayne W. Heili	TC	8(3)	TC – 2(3)

(1)	Dr. Franklin was appointed a member of the Compensation Committee on March 17, 2011 and attended four of the five meetings of the Committee after his appointment.
(2)	Dr. Franklin was appointed a member of the Corporate Governance and Nominating Committee on March 17, 2011 and attended the meeting of the Committee held after his appointment.
(3)	Mr. Heili attended the eight Board of Directors’ meetings held following his appointment to the Board in May 2011. He was also in attendance at both Technical Committee meetings held following his appointment.

Other Policies

The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on August 9, 2007 which has been amended and restated from time to time, most recently amended effective May 17, 2011. All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them. Directors, officers and appropriate personnel reaffirm their familiarity and adherence to the Code on an annual basis. The Corporate Governance and Nominating Committee oversees the implementation of the Code and compliance with various regulatory requirements. The Code is available at the Corporation’s website at http://www.ur-energy.com/corporate-governance/.

The Corporation also adopted various policies related to trading restrictions, disclosure requirements and confidentiality obligations on January 29, 2008 which have been amended and restated from time to time, most recently amended effective May 16, 2011. The Corporate Governance and Nominating Committee oversees the implementation and compliance of these policies. These policies, which are combined under the Corporation’s “Ur-Energy Inc. Policies Concerning Confidentiality, Public Disclosure and Restrictions on Trading Securities,” also are available at the Corporation’s website at http://www.ur-energy.com/corporate-governance/. All directors, officers and employees of the Corporation are expected to be familiar with and adhere to the policies.

Shareholder Feedback

The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should be satisfied that appropriate investor relations programs and procedures are in place. The Board of Directors has approved these policies including the designation of spokespersons in behalf of the Corporation from time to time. Management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

The Board of Directors regularly reviews the Corporation’s major communications with shareholders and the public, including continuous disclosure documents and periodic press releases in accordance with the Corporation’s policies.

Expectations of Management

The Board of Directors believes that it is appropriate for management to be responsible for the development of long-term strategies for the Corporation. Meetings of the Board of Directors are held, as required, to specifically review and deal with long-term strategies of the Corporation as presented by senior members of management.

The Board of Directors appreciates the value of having selected executive officers attend board meetings to provide information and opinions to assist the directors in their deliberations. The Chair, in consultation with the President and Chief Executive Officer, arranges for the attendance of executive officers as well as managers for consultation including technical presentations at board meetings.

SHAREHOLDER PROPOSALS

All proposals of the Corporation’s shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2013, must be received by the Corporation’s Corporate Secretary no later than January 15, 2013 for inclusion in the proxy circular related to that meeting. The Corporation’s next annual meeting of shareholders is planned for April 2013.

ADDITIONAL INFORMATION

Additional financial information for the Corporation is available in the Corporation’s audited consolidated financial statements for the year ended December 31, 2011 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011, which have been filed with Canadian securities regulators and are available under the Corporation’s profile at www.sedar.com, and are filed with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Upon request made to the Corporate Secretary of Ur-Energy at 10758 West Centennial Road, Suite 200, Littleton, Colorado 80127 (Telephone: +1 720-981-4588 ext. 250), the Corporate Secretary will provide to any shareholder of the Corporation, free of charge, a copy of its audited consolidated financial statements for the year ended December 31, 2011 and related management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011.

APPROVAL BY BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED at Littleton, Colorado, this 5th day of April, 2012.

By Order of the Board of Directors

/s/ Wayne W. Heili

President and Chief Executive Officer

SCHEDULE A

Ur-Energy Inc. Successor Shareholder Rights Plan

Resolution

RESOLVED THAT:

1.	The reconfirmation of Ur-Energy Inc. Shareholder Rights Plan (the “Rights Plan”), which was adopted in November 7, 2008, ratified, confirmed and approved by the shareholders on April 28, 2009, and amended to be the Successor Shareholder Rights Plan effective on January 1, 2010 with Computershare Investor Services Inc., be and is hereby reconfirmed and approved; and

2.	Any director or officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to do such things and to sign, execute and deliver all such documents that such director or officer may, in their discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

A-1

Schedule B

Description of Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

Shareholder rights plans involve the distribution of securities in the form of rights granted one for one in respect of each outstanding share. In the case of the Rights Plan, effective as of November 7, 2008 (the “Effective Date”), one right (a “Right”) was issued and attached to each outstanding common share of the Corporation. One Right will also be issued and attach to each common share of the Corporation issued thereafter, subject to the limitations set forth in the Rights Plan. The Rights will trade attached to the common shares until the occurrence of a triggering event whereupon the Rights detach from the common shares and become tradeable as separate securities.

Acquiring Person

An “Acquiring Person” is a person that Beneficially Owns 20% or more of the outstanding common shares. An Acquiring Person does not, however, include any person that becomes the Beneficial Owner of 20% or more of the common shares as a result of certain exempt transactions. These exempt transactions include, among others, acquisitions by investment managers, pension plans and other similar entities with no present intention to take control of the Corporation.

Rights Exercise Privilege

The Rights will trade separately from the common shares to which they are attached and will become exercisable from and after the Separation Time. The “Separation Time” is the earlier of (A) the close of business on the tenth trading day after the earlier of (i) the date of public announcement by the Corporation or an Acquiring Person of facts indicating that a person has become an Acquiring Person, (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and (iii) two days following the date on which a Permitted Bid or Competing Permitted Bid ceases to be such; and (B) in the case of (ii) or (iii) above, any later business day as may be determined at any time or from time to time by the Board. If any take-over bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such take-over bid shall be deemed for the purposes of the definition of Separation Time never to have been made.

Flip-In Event

A transaction in which a person becomes an Acquiring Person is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one common share for an exercise price (the “Exercise Price”) equal to $100. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of common shares having an aggregate market price (based on the prevailing market price at the time of the occurrence of the Flip-in Event) equal to twice the Exercise Price. For example, if at the time of the occurrence of a Flip-in Event, the Exercise Price is $100 and the common shares have a market price of $10, the holder of each Right would be entitled, upon payment of $100 to receive 20 common shares at an effective price of $5 per common share, being 50% discount to the then market price.

B-1

Impact Once Rights Plan is Triggered

Upon a Flip-in Event occurring and the Rights separating from the attached common shares, reported earnings per common share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution. The consequence of a Flip-in Event, for all practical purposes, is to ensure that potential Acquiring Persons deal with and obtain the concurrence of the Board or proceed by way of a Permitted Bid. By permitting holders of Rights other than an Acquiring Person to acquire common shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the common shares of the Corporation other than by way of a Permitted Bid or Competing Permitted Bid or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.

Certificates and Transferability

Prior to the Separation Time, certificates for common shares will also evidence one Right for each common share represented by the certificate. Certificates issued after the Effective Date will bear a legend to this effect. Rights are also attached to common shares outstanding at the close of business on the Effective Date, although share certificates issued as at that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached common shares. From and after the Separation Time, the Rights will be evidenced by rights certificates which will be transferable and traded separately from the common shares.

Permitted Bids

The Rights Plan is not triggered if an offer would allow sufficient time for the shareholders to consider and react to the offer and would allow shareholders to decide to tender or not tender without the concern that they will be left with illiquid common shares should they not tender.

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular and is a bid that complies with the following: (A) the take-over bid must be made to all shareholders other than the bidder; and (B) (i) the take-over bid must not permit the bidder to take up any common shares that have been tendered pursuant to the take-over bid prior to the expiry of a period not less than 60 days after the take-over bid circular is sent to shareholders, and (ii) then only if at such time more than 50% of the common shares held by the independent shareholders (which term generally includes shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder), have been deposited or tendered pursuant to the take-over bid and not withdrawn.

A “Competing Permitted Bid” is a take-over bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid the time period for any take up and payment of common shares tendered under a Competing Bid is not 60 days, but is instead no earlier than the later of 35 days after the date of announcement of the Competing Permitted Bid and the earliest date for take up and payment of common shares under any other Permitted Bid or Competing Permitted Bid then in existence. Permitted Bids and Competing Permitted Bids are not required to be approved by the Board and such bids may be made directly to shareholders. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

B-2

Waiver and Redemption

The Board may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of common shares. In such event, the Board shall be deemed to also have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of common shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived. Until the occurrence of a Flip-in Event, the Board may with the prior written consent of the shareholders waive the application of the Rights Plan to a particular Flip-in Event that would occur by reason of an acquisition of common shares otherwise than pursuant to a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of common shares.

The Board may also waive the application of the Rights Plan to any inadvertent Flip-In Event on the condition that the person who inadvertently triggered the Flip-In Event reduces its beneficial ownership of common shares such that such person is no longer an Acquiring Person. Until the occurrence of a Flip-in Event, the Board may with the prior written consent of the shareholders or, prior to the Separation Time, the holders of Rights elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 (subject to adjustment) per Right. In the event that a person acquires common shares pursuant to a Permitted Bid, Competing Permitted Bid or pursuant to take-over made by way of a take-over bid circular for which the Board has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Supplement and Amendments

Prior to the ratification and confirmation of the Rights Plan by shareholders, the Corporation may, without the approval of holders of common shares or Rights, amend, supplement or restate the Rights Plan in order to make any changes which the Board acting in good faith may deem necessary or desirable. Following shareholder ratification and confirmation of the Rights Plan, the Corporation may, without the approval of the holders of common shares or Rights, make amendments to (i) correct clerical or typographical errors and (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable law, rule or regulatory requirement. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of common shares at the next meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

At any time before the Separation Time, the Corporation may with prior written consent of the shareholders amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally, in order to effect any amendments, variations or rescissions of any of the provisions of this Agreement which the Board, acting in good faith, considers necessary or desirable. At any time after the Separation Time, the Corporation may with prior written consent of the holders of Rights amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

B-3

Ur-Energy

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on May 10, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 pm, Mountain Time, on May 8, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

09ma12151.E.sedar/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Ur-Energy Inc. hereby appoint: Wayne W. Heili, or failing this person, Jeffrey T. Klenda

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of Ur-Energy Inc. to be held at Hampton Inn & Suites, 3095 W County Line Road, Littleton, Colorado 80129 on May 10, 2012 at 1:00 pm MDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Jeffrey T. Klenda	☐	☐	02. W. William Boberg	☐	☐	03. James M. Franklin	☐	☐
04. Wayne W. Heili	☐	☐	05. Paul Macdonell	☐	☐	06. Thomas Parker	☐	☐

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	For	Withhold
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as Auditors of the Company and authorize the Directors to fix their remuneration.	☐	☐

	For	Against
3. Ur-Energy Inc. Successor Shareholder Rights Plan Resolution To consider and, if deemed advisable, to pass, with or without amendment, a resolution to reconfirm the Ur-Energy shareholder rights plan agreement which was adopted on November 7, 2008, ratified, confirmed and approved by shareholders on April 28, 2009 and amended to be the Successor Shareholder Rights Plan effective on January 1, 2010 with Computershare Investor Services Inc.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

1 3 9 5 7 0 A R 2 U R G Q

Colorado Office	Wyoming Office
10758 W. Centennial Rd., Ste. 200	5880 Enterprise Dr., Ste. 200
Littleton, CO 80127	Casper, WY 82609
Tel: (866) 981-4588	Tel: (307) 265-2373
Fax: (720) 981-5643	Fax: (307) 265-2801

April 05, 2012

Ur-Energy Inc. Letter to Shareholders

Dear Shareholder,

I am pleased to present the year-end report for Ur-Energy. The Board of Directors and our management truly value and appreciate our shareholders’ continued support and confidence in the Company.

In 2011, global events overshadowed the uranium equity markets and the success of individual companies was often overlooked. In this environment, Ur-Energy’s management elected to focus on strengthening our business fundamentals. The result is a stronger company with an exciting future that is well positioned to capitalize on the growth of the nuclear power industry. I am excited to share with you the highlights of our corporate accomplishments from 2011 and the first quarter of 2012. On the strength of those accomplishments, I am looking forward to continued success and the completion of several key milestones in 2012.

Accomplishments in 2011 and Early 2012

I expect 2012 to be filled with significant growth developments for Ur-Energy. Already this year, the Company acquired substantial property interests and mineral rights adjacent to our Lost Creek Property. Our dynamic technical team has produced significant expansions of the resource estimate for our flagship property. The Company took measures to fortify our balance sheet during a period of strength in a generally soft market, and we implemented a marketing strategy that effectively secures a future revenue stream in an uncertain market.

Lost Creek Property

•	Regulatory Advances: The principal focus of the Company continues to be the advancement of the Lost Creek Project to final licensing. We were pleased to announce the receipt of our Nuclear Regulatory Commission License for the Lost Creek Project in August 2011. This accomplishment was followed by the receipt of the Wyoming Department of Environmental Quality Permit to Mine in October. The Company also received from the US Environmental Protection Agency the approval of an aquifer exemption that allows Class-III injection into the mineralized horizon. We had been granted our Class-I UIC permit for the necessary waste water disposal wells in 2010. With the successful conclusion of these major permitting actions, the Company now awaits the only remaining authorization required to commence facility construction from the US Bureau of Land Management (BLM). While the progress of the BLM’s environmental review did not track with the other major licensing actions, steady progress has been made. Current guidance from the BLM suggests that the Final Environmental Impact Statement and Record of Decision will be issued during the summer of 2012.

TSX: URE – NYSE Amex: URG

www.ur-energy.com

•	Uranium Resource Base Increases: Efforts initiated in 2011 and reported in early 2012 have resulted in a 58% aggregate growth of the Lost Creek Property Measured and Indicated resources from 5.3 Mlbs U3O8 to 8.35 Mlbs U3O8. We have also added over 2.0 Mlbs U3O8 to our Inferred resource inventory. Our work leads us to conclude that there is significant potential for the continued definition of additional resources through exploration on the Lost Creek Property. The resource growth was realized through our two-pronged approach to demonstrate the scalability of the Lost Creek Property:

1.	Resource Expansion Drilling: We completed a successful drill program in 2011 that allowed our technical team to upgrade the resources defined on the Lost Creek Property. In February 2012, we completed an update to the NI 43-101 Preliminary Economic Assessment (PEA) of the Lost Creek Property. The PEA expanded the Lost Creek Property Measured and Indicated Resource by 11%. For the first time, we reported resources that are located within our Lost Creek Property holdings but outside of the Lost Creek Project area. Our LC North and LC South Projects now each have reported Inferred mineral resources. As a result, the Inferred Resource at the Lost Creek Property increased by 159%.

2.	Property Acquisitions: In February 2012, the Company acquired approximately 5,250 acres (2,124 hectares) of property adjacent to the Lost Creek Project in an asset exchange with Uranium One Americas. The acquired property interests, along with 253 newly staked federal mining claims encompassing approximately 4,430 acres (1,792 hectares) were incorporated into the Lost Creek Property, primarily as our new LC East and LC West Projects. The Company owns an historic database containing over 1,100 drill holes located on these new project areas. The database has been utilized to estimate the mineral resources for LC East and LC West without incurring drilling expenses. On April 4, 2012 the Company announced a 45% increase (from the February PEA) in Measured and Indicated Resources along with a 42% increase in Inferred Resources for the Lost Creek Property.

•	Economic Assessment: Our February 2012 update to the PEA for the Lost Creek Property continues to demonstrate that Lost Creek is technically and economically viable. The PEA estimates direct operating costs of less than $20/lb which places Lost Creek in the lowest quartile of all uranium production facilities.[1]

•	Project Design Engineering: Current indications are that the final BLM authorization will be on hand in time to begin construction in the summer of 2012. Ur-Energy is prepared to break ground very soon after this final permitting action. Our technical group has continued to prepare the detailed engineering and design work for the project facilities along with the initial uranium recovery areas.

Company Finance

At year’s end the Company had a cash position of approximately C$23 million with which to advance our robust Lost Creek Project. In February of 2012 we closed a private placement financing in which we raised an additional C$17 million, further solidifying our healthy balance sheet.

1 Cautionary statement pursuant to NI 43-101: the Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this PEA is based on site-specific laboratory recovery data as well as Company personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

TSX: URE – NYSE Amex: URG

www.ur-energy.com

Uranium Sales

The global nuclear industry endured considerable public scrutiny in 2011 following the earthquake, catastrophic tsunami and ensuing nuclear emergency in Japan. The uranium markets were not insulated from the negative effects of the Fukushima reactor crisis and valuable lessons were gained. The Company undertook a strategic marketing initiative designed to reduce the Company’s exposure to negative turns in uranium pricing due to unforeseen events. By January of 2012, Ur-Energy had secured several multi-year supply agreements with major North American Nuclear Utilities. These contracts feature fixed pricing that will readily support the development plans for the Company’s flagship Lost Creek Project.

The spot uranium market has been soft throughout the second half of 2011 and early 2012 but the basic long-term fundamentals of the uranium market remain bullish. New reactor growth is significantly outpacing retirement of the oldest reactors in the global fleet with a net result being strong growth in the projected future demand for uranium. With the spot price stabilized between US$50 and US$52 per pound, and term contract prices reported at US$60, the Company’s marketing strategy seeks to effectively balance the economic and strategic benefits of the spot/term price ratio.

A Look Ahead: 2012

We expect that the year 2012 holds several major milestones for the Company. The advancement of our flagship project will take center stage with several exciting developments anticipated. Foremost among them is the expected receipt of our final regulatory approval for the Lost Creek Project. Project construction will follow with a six to nine month build-out period planned. If all goes according to schedule, Ur-Energy will become a uranium production company with initial production derived from Lost Creek during the first half of 2013.

The Company looks to continue its efforts to systematically expand the minable resources that will be accessible to the Lost Creek processing plant. This objective will be achieved through our ongoing exploration drilling and property acquisition strategies. Related, we will be releasing an updated Preliminary Economic Assessment which incorporates the recently announced expanded resources at the Lost Creek Property.

Ur-Energy will also continue to target growth in our production profile. The Company holds significant land and resource positions outside of our flagship property that will be closely reviewed for their development potential. The Company is looking to expand its US exploration activities into western Nebraska, having previously secured private leases on approximately 35,000 non-contiguous acres (14,164 hectares).

Closing Remarks

With the fundamental building blocks of growth in place, I believe that Ur-Energy will be producing a steady stream of positive accomplishments in 2012. The Company’s superb technical and support team, our solid financial condition, the robust Lost Creek Project, and the potential to expand our mineral resources on the Lost Creek Property and elsewhere will enable us to continue moving steadily ahead with the growth of the Company.

Finally, I would like to thank all of our employees for their continued contributions and dedication in building this thriving uranium company. It is their time, energy, thoughts and abilities that have sustained our pace of growth in 2011.

Enclosed are our Management Proxy Circular and other documents relating to the Ur-Energy Inc. Annual and Special Meeting of Shareholders scheduled for May 10, 2012. These documents are also available on our website, www.ur-energy.com.

TSX: URE – NYSE Amex: URG

www.ur-energy.com

As always, we appreciate the support of our existing shareholders and invite new investors to take a look at Ur-Energy. Building shareholder value is our highest priority. Stay informed about Ur-Energy in 2012 by visiting our website at www.ur-energy.com. Contact us by emailing info@ur-energy.com or calling +1-866-981-4588.

On Behalf of the Board,

Wayne W. Heili

President and Chief Executive Officer, Director

Cautionary Note to U.S. Investors Concerning Resource Estimates

This document uses the terms “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource.”  The Company advises US investors that while these terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (SEC) does not recognize them.  US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  US Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

Cautionary Note Regarding Forward-Looking Information

This document contains “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the receipt and relative timing of the final regulatory authorizations from the BLM, and related timing for construction and operations; the technical and economic viability of the Lost Creek Project; whether the uranium market will remain bullish; the further development of the resources on the Lost Creek Property;) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof, and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

TSX: URE – NYSE Amex: URG

www.ur-energy.com